October 9, 2009

By EDGAR Transmission and by Courier	*FOIA Confidential Treatment Request*
Confidential Treatment Requested by SulphCo, Inc.

H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	SulphCo, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 6, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Filed August 4, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 30, 2009
File No. 001-32636

Dear Mr. Schwall:

On behalf of SulphCo, Inc. (“SulphCo” or the “Company”), as counsel for the Company, we hereby submit SulphCo’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 28, 2009, regarding the above referenced Form 10-K for the fiscal year ended December 31, 2008 filed on March 6, 2009, the Form 10-Q for the fiscal quarter ended June 30, 2009 filed on August 4, 2009 and the Definitive Proxy Statement on Schedule 14A filed on April 30, 2009.

For the convenience of the Staff, each of the Staff’s comments is included herein and is followed by the corresponding response of SulphCo.

Form 10-K for the Fiscal Year Ended December 31, 2008 (the “2008 Form 10-K”)

Business Development Activities Update, page 4

1.	Provide us with support for your statement that you “continue to see a high level of interest” for your product as well as for the reference to “increased interest” in the third paragraph on page 5.

FOIA CONFIDENTIAL TREATMENT REQUEST BY SULPHCO, INC., (Questions 1, 2 and 4)

Response to Comment No. 1
[*]

2.	Regarding your statement that you continue to be “in discussions with potential North American customers,” explain to us the extent of these discussions and the number of potential customers.

Response to Comment No. 2
[*]

European Testing Activities, page 6

3.	Identify your “European testing partner” and your basis for not disclosing its identity in the filing.

Response to Comment No. 3

The “European testing partner” is OMV Refining & Marketing Gmbh (“OMV”). On May 12, 2009, the Company and OMV entered into a technology agreement (the “Technology Agreement”) which was publicly announced and disclosed in the Company’s Form 10-Q for the fiscal quarter ended June 30, 2009.  The identity of the “European testing partner” was not disclosed in the 2008 Form 10-K based on the guidance in Item 101(c) (ii) of Regulation S-K, which the Company concluded did not require disclosure of OMV’s identity prior to the public announcement of the Technology Agreement on May 12, 2009, because OMV’s identity was considered nonpublic corporate information the disclosure of which would have adversely affected the Company’s ability to continue working with OMV on the commercialization of its technology.  The Company also notes that prior to the public announcement of the Technology Agreement, the Company was precluded from disclosing the relationship with OMV pursuant to the terms of a nondisclosure agreement.

Middle East, page 6

4.	Here, and in several places in the filing, you refer to the Middle East. In each instance, please disclose the specific countries in the Middle East to which you refer.

Response to Comment No. 4
[*]

Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Commission, pursuant to 17 CFR §200.83.

FOIA CONFIDENTIAL TREATMENT REQUEST BY SULPHCO, INC., (Question 5)

Southeast Asia, page 6

5.	Tell us the name of the customer referenced in the first two paragraphs on page 7 and your basis for not disclosing the name of that customer.

Response to Comment No. 5
[*]

Business Experience of Executive Officers, page 15

6.
We note ambiguities in the biographical sketches for Messrs. Chambers and Schattenmann. Please expand your disclosure to include the specific information required by Item 401 (e) of Regulation S-K. Revise your disclosure as necessary to provide the month and year for each position held by each director and executive officer during the past five years and the name and principal business of each such employer, and eliminate all gaps and ambiguities in that regard.

Response to Comment No. 6

The Company acknowledges the Staff’s comment. The Company proposes to expand this disclosure in future filings to include the specific information required by Item 401 (e) of Regulation S-K. The Company has presented below the revised biographical descriptions it proposes to include in future filings, subject to such changes as are appropriate at that time.

M. Clay Chambers has served as our Chief Operating Officer since February 2008.  From March 2003 to February 2008, Mr. Chambers worked for El Paso Corporation (“El Paso”), a large natural gas pipeline operator and natural gas producer, as a consultant advising on the sale of El Paso’s chemical assets after the acquisition of Coastal Corporation by El Paso in 2001. Mr. Chambers has over 35 years experience in the refining and petrochemical industry, having begun his career with UOP, Inc. and having held senior management positions with Coastal Corporation and Texas City Refining. At Coastal Corporation he served as Vice President of Refining, Senior Vice President of International Project Development and Senior Vice President of Petroleum Coordination. Mr. Chambers had overall management responsibility for refineries located in Corpus Christi, Texas; Eagle Point, New Jersey; Mobile, Alabama; Wichita, Kansas and Aruba, with a total crude capacity of 538,000 barrels/day. He has extensive expertise regarding the full range of refinery and petrochemical processing units and has also held senior management positions in the product, crude supply and petroleum marketing areas.  Mr. Chambers holds a professional degree in Chemical & Petroleum Refining Engineering from Colorado School of Mines and an MBA from the University of Houston.  Mr. Chambers is 63 years old.

Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Commission, pursuant to 17 CFR §200.83.

Dr. Florian J. Schattenmann currently serves as our Vice President and Chief Technology Officer and has been with the Company since August of 2008. From December 2006 to July 2008, Mr. Schattenmann was the Global Elastomers and European Technology Leader at Momentive Performance Materials (formerly General Electric Advanced Materials), a manufacturer of high-technology material solutions with a product portfolio that included silicone-based products, fused quartz and ceramics. From May 2006 to December 2006, Dr. Schattenmann was Technology Director for GE-Bayer Silicones based in Leverkusen, Germany. Dr. Schattenmann joined the GE Advanced Materials business from the GE Global Research Center where, from May 2001 to April 2006, he successively led several laboratories focused on the development of advanced technologies ranging from electronic materials to selective catalysis to nano-structured materials. Dr. Schattenmann is a certified Master Black Belt from GE in Six Sigma process methodology, holds seven patents and is the (co-)author of numerous peer-reviewed publications. He has a Ph.D. in Inorganic Chemistry from M.I.T.  Dr. Schattenmann is 44 years old.

Controls and Procedures, page 40

Changes in Internal Control over Financial Reporting, page 40

7.
You state that you identified no change in your internal control over financial reporting during your fiscal quarter ended December 31, 2007. Please amend your filing to provide this disclosure for the correct fiscal quarter ended December 31, 2008, as required by Item 308(c) of Regulation S-K.

Response to Comment No. 7
The Company acknowledges the Staff’s comment. The Company made a typographical error; the date should have been December 31, 2008. The Company respectfully suggests that amendment of the 2008 Form 10-K is not necessary for a minor typographical error such as the one described above. In future filings the Company will provide this disclosure for the correct fiscal quarter.

Statements of Operations, page F-6

8.
We note you present the “deemed dividend” on the face of your Statement of Operations as an addition to your “net loss,” for purposes of determining the “net loss attributable to common stockholders” used in your calculation of loss per share. Please tell us how you concluded that this presentation was appropriate, given the guidance in paragraph 8 and 9 of SFAS 128. Please also provide us with any other underlying supporting accounting literature upon which you based your conclusion.

Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Commission, pursuant to 17 CFR §200.83.

Response to Comment No. 8
Given the preferential nature of this modification to certain stock purchase warrants, the Company concluded that it should present the amount as an adjustment to net loss to arrive at net loss available to common shareholders and similarly adjust EPS, analogous to the guidance in EITF D-42, SAB Topic 6.B and paragraphs 8 and 9 of SFAS 128.

As part of the analysis discussed above, the Company also reviewed filings of other registrants with similar transaction fact patterns and noted that the accounting treatment and presentation in these registrants’ financial statements was consistent with the Company’s.  Futhermore, the Company also notes that the Staff recently required this accounting treatment and presentation for GeoGlobal Resources Inc. (“GeoGlobal”) as evidenced by GeoGlobal’s recent amendment to its 2007 Annual Report on Form 10-K filed with the Commission on January 16, 2009 in response to the Staff’s comment letter dated November 25, 2008.

Note 6 – Income Taxes, page F-23

9.
Please tell us what consideration you gave to the accounting and disclosure requirements of FIN 48, and why you concluded that any uncertain tax positions did not require recognition, if true, and why all required disclosures were unnecessary.

Response to Comment No. 9
As required by FIN 48, the Company assessed all tax positions and concluded that the Company has not taken a tax position that, if challenged, would have a material effect on the financial statements or the effective tax rate for the years ended December 31, 2008 and 2007. Management of the Company also evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets. The Company determined that it was more likely than not that the Company will not recognize the benefits of its deferred tax assets and, as a result, has recognized a valuation allowance for the full amount of its net deferred tax assets.

The Company acknowledges the Staff’s comment related to required FIN 48 disclosures.  The Company has presented below the additional disclosure which it proposes to include in future filings, subject to such changes as are appropriate at that time.

“The Company has not taken a tax position that, if challenged, would have a material effect on the financial statements or the effective tax rate for the years ended December 31, 20XX, 20XX and 20XX.

Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Commission, pursuant to 17 CFR §200.83.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 20XX, it had no accrued interest or penalties related to uncertain tax positions.

The tax years 20XX through 20XX remain open to examination by major taxing jurisdictions to which the Company is subject.”

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Note 2 – Convertible Notes Payable, page 6

10.
We note in your disclosure that, in July 2009, you elected to prepay in full the outstanding convertible notes payable, and all accrued but unpaid interest thereon. However, it is not clear whether such payment was made in cash, shares or a combination of cash and shares. Further in this regard, please tell us what consideration you gave to the accounting requirements of FSP APB 14-1, and how, if true, you concluded that such guidance did not apply to your first and second quarter reporting in 2009. However, if you determined that such guidance did apply, please provide is with your analysis and the resultant accounting you determined and applied; include your analysis and treatment of any “embedded derivatives,” such as the prepayment option, which, in accordance with paragraph 10 of FSP APB 14-1, would require that you apply the guidance in SFAS 133 and its related interpretations, to determine if any of those features must be separately accounted for as a derivative instrument.

Response to Comment No. 10
The prepayment of the outstanding convertible notes payable was made entirely in cash.  In future filings, the Company will provide explicit disclosure that such payment was made in cash.

With regard to FSP APB 14-1, the Company concluded that the convertible notes payable were not in the scope of FSP APB 14-1 because the convertible notes payable, by their stated terms, do not permit settlement in cash upon conversion of the notes into stock.

Definitive Proxy Statement on Schedule 14A, filed April 30, 2009

General

11.
Please confirm in writing that you will comply with the following comments relating to your definitive proxy in all future filings, and provide us with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Commission, pursuant to 17 CFR §200.83.

Response to Comment No. 11
The Company confirms that it will comply with the following comments relating to its definitive proxy in all future filings.  The disclosures the Company intends to include in future filings are provided below.

12.	Refer to our comment 6 above. Revise the biographical sketches of Mr. Zeidman on page 7 and Messrs. Chambers and Schattenmann on page 24 accordingly.

Response to Comment No. 12
The Company acknowledges the Staff’s comment.  The Company has presented below the revised biographical descriptions it proposes to include in future filings, subject to such changes as are appropriate at that time.

Fred S. Zeidman, Chairman of the Board since April 2009 and a director since August 2008, has held leadership positions in a number of energy related companies. Since March 2009, Mr. Zeidman has been a Senior Director for Governmental Affairs at Ogilvy Government Relations in Washington D.C.   In March 2008, Mr. Zeidman was appointed the Interim President of Nova Biosource Fuels, Inc. (“Nova”), a biodiesel technology company, and has served as a Nova director since June 2007. He served as a Managing Director of the law firm Greenberg Traurig, LLP from July 2003 to December 2008. Mr. Zeidman has served as Chairman of the Board of Corporate Strategies, Inc., a consulting firm, since July 2004, and he served as Chairman of the Board of Seitel Inc., an oil field services company, from June 2002 to February 2007. Mr. Zeidman serves as the Chairman of the Board of the United States Holocaust Memorial Museum. He received a Bachelor of Science in Business Administration from Washington University in 1968, and an MBA from New York University in 1970.

M. Clay Chambers has served as our Chief Operating Officer since February 2008.  From March 2003 to February 2008, Mr. Chambers worked for El Paso Corporation (“El Paso”), a large natural gas pipeline operator and natural gas producer, as a consultant advising on the sale of El Paso’s chemical assets after the acquisition of Coastal Corporation by El Paso in 2001. Mr. Chambers has over 35 years experience in the refining and petrochemical industry, having begun his career with UOP, Inc. and having held senior management positions with Coastal Corporation and Texas City Refining. At Coastal Corporation he served as Vice President of Refining, Senior Vice President of International Project Development and Senior Vice President of Petroleum Coordination. Mr. Chambers had overall management responsibility for refineries located in Corpus Christi, Texas; Eagle Point, New Jersey; Mobile, Alabama; Wichita, Kansas and Aruba, with a total crude capacity of 538,000 barrels/day. He has extensive expertise regarding the full range of refinery and petrochemical processing units and has also held senior management positions in the product, crude supply and petroleum marketing areas.  Mr. Chambers holds a professional degree in Chemical & Petroleum Refining Engineering from Colorado School of Mines and an MBA from the University of Houston.  Mr. Chambers is 63 years old.

Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Commission, pursuant to 17 CFR §200.83.

Dr. Florian J. Schattenmann currently serves as our Vice President and Chief Technology Officer and has been with the Company since August of 2008. From December 2006 to July 2008, Mr. Schattenmann was the Global Elastomers and European Technology Leader at Momentive Performance Materials (formerly General Electric Advanced Materials), a manufacturer of high-technology material solutions with a product portfolio that included silicone-based products, fused quartz and ceramics. From May 2006 to December 2006, Dr. Schattenmann was Technology Director for GE-Bayer Silicones based in Leverkusen, Germany. Dr. Schattenmann joined the GE Advanced Materials business from the GE Global Research Center where, from May 2001 to April 2006, he successively led several laboratories focused on the development of advanced technologies ranging from electronic materials to selective catalysis to nano-structured materials. Dr. Schattenmann is a certified Master Black Belt from GE in Six Sigma process methodology, holds seven patents and is the (co-)author of numerous peer-reviewed publications. He has a Ph.D. in Inorganic Chemistry from M.I.T.  Dr. Schattenmann is 44 years old.

Compensation Discussion and Analysis, page 25

General

13.
Your disclosure sets forth several factors – for example, job performance, relevant individual knowledge and skill, demonstrated qualifications, and reputation – that impact your compensation decisions. Notwithstanding your disclosure that you do not utilize a definite formula to determine each element of compensation, please provide additional disclosure and analysis of how the individual performances and contributions of each named executive officer factored into the base salary and incentive awards received. For example, discuss elements of individual performance, both quantitative and qualitative, and specific contributions to key roles your compensation committee considered in its evaluation of your named executive officers and how these factored into your compensation decisions. See Item 402(b)(2)(vii) of regulation S-K.

Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Commission, pursuant to 17 CFR §200.83.

Response to Comment No. 13
The Company’s response is as follows:

Employee compensation, including base salaries, cash bonuses and equity incentive awards are reviewed annually by the Compensation Committee and adjustments are made based on (i) the salary recommendations of our Chief Executive Officer, (ii) the Compensation Committee’s assessment of the individual performance of the named executive officers during the previous fiscal year and (iii) the Company’s overall performance for the previous fiscal year.  In December 2008, in light of the deteriorating global market conditions and their potential effect on our ability to raise capital, the Compensation Committee determined to freeze the base salaries of our named executive officers.  This determination was not based on individual performance, but was made as a part of a broad-based cost cutting effort.

Since the Company is in the developmental stage with a limited number of resources and employees, it has not yet established definitive metrics or formulae for the amount of compensation payable to our employees.  At or around the beginning of the year, the Compensation Committee establishes written goals and objectives for each named executive officer and determines at year end whether and the extent to which each named executive officer has met or failed to meet such goals and objectives.  The final compensation decisions are made by the full Board of Directors, based on recommendations by the Compensation Committee, and the amounts are determined on a case by case basis based on the subjective judgment of the independent directors.  We rely on the broad base of experience of our independent directors, who have diverse industry backgrounds to determine the appropriate levels of compensation, based on each named executive officer’s performance.

The goals and objectives for our named executive officers in 2008 included items involving technology and design, execution of business plan, progress on generation of commercial opportunities, manufacturing goals, review of regulatory compliance and enhancements to financial reporting.  Each named executive officer’s performance was reviewed by the Compensation Committee and after extensive discussions on the level of achievement by each executive of his stated goals and objectives, and a review of the overall progress of the Company, the Compensation Committee recommended appropriate compensation which was ratified by the full Board.

In future definitive proxy filings, the Company will expand the Compensation Discussion and Analysis to provide enhanced disclosures as provided above.

Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Commission, pursuant to 17 CFR §200.83.

14.  What are the Objectives of SulphCo’s compensation program?, page 25

A stated objective of your compensation program is to be “competitive with other companies with whom [you] compete for talent”. Identify these competitor companies. If you have benchmarked different elements of your compensation against different groups of competitor companies, please identify the companies that comprise each such group. With respect to each element of compensation paid to your named executive officers, disclose the actual percentiles as compared to the compensation paid by the competitor companies. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response to Comment No. 14
The context within which the objective that the Company “Be competitive with other companies with whom it competes for talent” is limited to anecdotal observations that, generally speaking, to attract and retain the talent that the Company needs, its compensation program must be competitive with other companies.  Beyond this, the Company did not identify any competitor companies for the purpose of benchmarking the different elements of its compensation program.  Consequently, the Company did not collect any information to facilitate the comparison of each element of compensation paid to the Company’s named executive officers for the purpose of determining the actual percentiles as compared to the compensation paid by competitor companies.  In consideration of this and unless and until the Company has the occasion and resources to justify identification of competitor companies to serve as a basis for this type of benchmarking evaluation,  the Company will delete this type of non-specific objective from its definitive proxy in all future filings.

Certain Relationships and Related Party Transactions, page 34

15.  Expand your discussion of the payments made by you to MWH. Your disclosure should include whether these payments were obligated under an agreement or contract, and the terms, conditions, and duration of your payment obligation to MWH. Tell us whether any such agreement or contract was included as an exhibit in a prior filing and identify such filing, or tell us why such agreement or contract was not filed. See Item 601(b)(10)(iii) of Regulation S-K.

Response to Comment No. 15
In future definitive proxy filings, the Company will expand the Certain Relationships and Related Party Transactions disclosure related to the payments made to MWH as follows:

Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Commission, pursuant to 17 CFR §200.83.

“During the year ended December 31, 2009, the Company made payments totaling approximately $XXX to MWH pursuant to a development and manufacturing agreement (the “Agreement”) dated June 27, 2008.  Under the terms of the agreement, MWH will continue to develop and manufacture high-volume, high power ultrasound systems for use in SulphCo’s Sonocracking process (the “Equipment”) through June 2013. MWH will sell Equipment exclusively to the Company and the Company will purchase a minimum of 60% of its annual Equipment requirements from MWH.  The Company may purchase a lesser percentage of Equipment from MWH if the Company can either purchase comparable equipment at a price that is 25% less than the price charged by MWH or MWH does not manufacture the Equipment within the Company’s quality control specifications. In addition to the fees that MWH will receive for its probe development and manufacturing activities, MWH also received an option to purchase 50,000 shares of SulphCo common stock.  Edward E. Urquhart, the Chief Executive Officer of MWH from July 2003 through May 2009, was a member of the Company’s Board of Directors from August 2006 to April 2009.”

The Agreement was not included as an exhibit in a prior filing because the Company   deemed the contract to be an immaterial “ordinary purchase and sales agency agreement” that need not be filed pursuant to the guidance in Item 601(b)(10)(iii)(C)(1) of Regulation S-K.   The Company also notes that upon the resignation of Edward E. Urquhart from the Company’s Board of Directors in April 2009, the Company and MWH were no longer considered related parties for disclosure purposes.

SulphCo acknowledges that it is responsible for the adequacy and the disclosure in the filings; that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filings; and SulphCo acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the laws of the United States.

Please be informed that we have requested “FOIA Confidential Treatment” by separate letter, a copy of which has been sent under separate cover.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Robert D. Shin at (212) 536-4885.

Sincerely,

By:	/s/ Robert D. Shin
Robert D. Shin

Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Commission, pursuant to 17 CFR §200.83.